Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: On February 14, 2013, this communication was distributed to certain employees of AMR Corporation who interact with travel agents.

WHAT WILL THE NEW AIRLINE LOOK LIKE?

•	This is a historic day for us. American and US Airways have agreed to join together to create the new American Airlines.

•	We will have an expanded global network, a strong financial foundation, a modern, efficient fleet and the industry’s best people.

•	In all, we will have more than 6,700 daily flights to 336 destinations in 56 countries across the globe.

•	We expect to keep all hubs now served by both airlines and expand service in non-hub cities, providing more travel options for our customers and more opportunities for our people.

•	The new American’s headquarters will be in Dallas-Fort Worth, with the combined company also keeping a significant presence in Phoenix.

WHAT DOES THIS MEAN FOR OUR CUSTOMERS?

•	We will be part of a bigger, even stronger airline, with a broader network serving more customers.

•	Ultimately giving our customers access to:

•	3,000 more flights a day

•	Added service to 48 domestic and 14 international destinations not currently served

•	The most service up and down the East Coast, across the Central regions of the U.S., and a stronger network on the West Coast

•	More than 300 additional mainline aircraft to take customers more places across the globe

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We expect the combined airline will allow for financial stability and strength, ultimately resulting in an enhanced experience for our customers, as together we can invest more in new products and technologies to appeal to the modern customer.

•	At this time, American Airlines and US Airways remain separate companies.

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Each company will maintain its current loyalty program, which means we will maintain our AAdvantage program, other customer service programs, and our current relationships with oneworld and other airline partners.

•	AAdvantage® Miles earned by customers are secure and existing miles will continue to be honored.

•	You can continue to count on American for excellent service and safe, reliable travel.

•	We expect the merger process to close in the third quarter of 2013, subject to customary approvals and closing conditions, and will keep you updated on our progress.

WHY THIS, WHY NOW?

•

We conducted an objective and thorough review of scenarios for the future of American and determined that this combination delivers the most value for our stakeholders and the best outcome for our customers and people.

•	Both American and US Airways have proud histories and look forward to our bright future as we establish the new American.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.